UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. __25____)*

                           CINEPLEX ODEON CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   172455 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Clifford L. Michel, Esq.
                               Cahill Gordon & Reindel
                               80 Pine Street, New York, NY 10005
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 13, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          CHARLES ROSNER BRONFMAN FAMILY TRUST
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
          (See Instructions)
                                                               (b) /X/


-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)


-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                          / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES           ___________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING          ___________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           -------------------------------------------
                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          / /

`
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          STEPHEN ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                        N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                                       10,000,000
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                                  10,000,000

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     10,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        9.7%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          ELLEN J. BRONFMAN HAUPTMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                        N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            10,000,000
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ---------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       10,000,000

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     10,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                        / /



-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        9.7%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          E. LEO KOLBER
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                       PF, WC
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       3,503,092
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            75,000
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       75,000

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,578,092

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.5%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          CHARLES ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                       PF, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            39,338,353
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       39,338,353

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     39,328,353

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       38.0%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE PHYLLIS LAMBERT FOUNDATION
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         OO
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       314,107
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       314,107
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      314,107

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        0.3%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          LOUIS LUDWICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         00
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       233,772
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       233,772
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                        /X/



-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        0.2%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          BOJIL EQUITIES INC.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                       WC, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                British West Indies
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       3,503,092
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER   / /

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,503,092

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.5%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST - 06-6455069
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         AF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                            United States (Connecticut)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ____________19,229,087________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ____________19,229,087_____________________

                             10        SHARED DISPOSITIVE POWER  / /

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     19,229,087

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       18.6%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         00

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              CHARLES BRONFMAN TRUST - 98-6048671
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         AF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                              United States (New York)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ____________10,000,000________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ____________10,000,000_____________________

                             10        SHARED DISPOSITIVE POWER  / /

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     10,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        9.7%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                                              00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              CHARLES R. BRONFMAN TRUST - 98-6048672
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         AF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                              United States (New York)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ____________10,000,000________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ____________10,000,000_____________________

                             10        SHARED DISPOSITIVE POWER      / /

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     10,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        9.7%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                                             00
-------------------------------------------------------------------------------

     The statement on Schedule 13D relating to the common shares of Cineplex Odeon Corporation ("Cineplex"), as previously filed and heretofore amended most recently by the Charles Rosner Bronfman Family Trust, Charles Rosner Bronfman, Stephen Rosner Bronfman, Arnold M. Ludwick, Louis Ludwick, E. Leo Kolber, The Phyllis Lambert Foundation, The Charles Bronfman Discretionary Trust and Bojil Equities Inc. (collectively, the "Reporting Persons"), is hereby supplemented as set forth below:

Item 1.  Security and Issuer.

     Unchanged from "confirming copy" of Amendment no. 22.

Item 2.  Identity and Background.

     Unchanged from "confirming copy" of Amendment no. 22, except as supplemented Item 2 of Amendment no. 24 and by the following:

     On February 13, 1998, in an internal a reorganization of the trusts' affairs, the Charles Rosner Bronfman Family Trust transferred, through a wholly owned subsidiary, its entire holdings of 35,918,429 Common Shares at Cdn. $2.25 in a unitary transaction, severally and not jointly, to:

     - 15,918,429 Common Shares to The Charles Rosner Bronfman Discretionary Trust, which is for the benefit of Charles Rosner Bronfman, a Canadian citizen.

     - 10,000,000 Common Shares to the Charles Bronfman Trust, which is primarily for the benefit of Charles Rosner Bronfman, and his daughter Ellen J. Bronfman Hauptman, a Canadian citizen, and her descendants.

     - 10,000,000 Common Shares to the Charles R. Bronfman Trust, which is Primarily for the benefit of Charles Rosner Bronfman, and his son Stephen Rosner Bronfman, a Canadian citizen and resident, and his descendants.

     Certain background information with respect to The Charles Rosner Bronfman Discretionary Trust is set forth in Amendment no. 25. Each of the Charles Bronfman Trust and the Charles R. Bronfman Trust is a United States trust organized under the laws of the State of New York with its principal business and purpose being to invest in securities and other business interests. The principal business and office address of each said trust is c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, New York 10022. Information with respect to the trustees of such trusts is set forth in Appendix A-1 and Appendix A-2.

     During the last five years none of the Reporting Persons nor, to the best of their knowledge, any of the persons or entities named herein or in the appendices hereto has been (i) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     As a result of the foregoing transaction, (i) the Charles Rosner Bronfman Family Trust shall cease to be a Reporting Person and (ii) the Charles Bronfman Trust, the Charles R. Bronfman and Ellen J. Bronfman Hauptman have become Reporting Persons, in each case effective upon the filing of this Amendment. Because of certain relationships among the Reporting Persons who are signatories to this Amendment, said persons and entities may be deemed to be members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. Arnold M. Ludwick ceased to be a Reporting Person effective as of the filing of Amendment No. 24.

Item 3.  Source and Amount of Funds or Other Consideration.

     Unchanged from "confirming copy" of Amendment no. 22 and Item 3 of Amendment no. 24, except that the following is added:

     The aggregate investment made by The Charles Rosner Bronfman Discretionary Trust to acquire the Common Shares referred to in Item 2 above is Cdn. $35,816,465.25. The aggregate investment made by the Charles Bronfman Trust to acquire the Common Shares referred to in Item 2 above is Cdn. $22,500,000. The aggregate investment made by the Charles R. Bronfman Trust referred to in Item 2 above is Cdn. $22,500,000. In each case, payment for the Common Shares is evidenced by a demand promissory note in the aforesaid amounts bearing interest at a floating rate tied to the Claridge Group's cost of funds.

Item 4.  Purpose of the Transaction.

     Unchanged from Item 4 of the "confirming copy" of Amendment no. 22 as supplemented by Item 4 of Amendment No. 23.

Item 5.  Interest in Securities in Cineplex.

     Unchanged from Item 5 of the "confirming copy" of Amendment no. 22, except that reference is made to Item 2 of this Amendment and except that the first two paragraphs thereof are restated as follows:

     (a)-(b) At the close of business on February 13, 1998, the Reporting Persons beneficially owned, directly and indirectly, an aggregate of 43,454,324 Common Shares representing approximately 42.0% of the outstanding Common Shares, with the ownership of each Reporting Person being set forth in the table on the following page. The percentages under the caption "Fully Diluted" give effect to outstanding Subordinated Restricted Voting Shares of Cineplex (which represent approximately 41.5% of the total outstanding equity), all of which may be deemed to be beneficially owned by The Seagram Company Ltd., which owns approximately 80% of Universal Studios, Inc. (formerly MCA). The Common Shares beneficially owned by the Reporting Persons represent approximately 24.6% of the total outstanding equity of Cineplex.

                                                                                          Fully
Shareholder                                      Common Shares            (%)           Diluted (%)
-----------                                      -------------            ---           -----------

The Phyllis Lambert Foundation                        314,107            (0.3)              (0.2)

Charles Bronfman Trust                             10,000,000            (9.7)              (5.7)

Charles R. Bronfman Trust                          10,000,000            (9.7)              (5.7)

The Charles Rosner Bronfman                        19,229,087            (18.6)            (10.9)
   Discretionary Trust

Stephen Rosner Bronfman(1)                         10,000,000            (9.7)              (5.7)

Ellen J. Bronfman Hauptman(2)                      10,000,000            (9.7)             (22.3)

Charles Rosner Bronfman(3)                         39,338,353            (38.0)            (22.3)

E. Leo Kolber(4)                                    3,578,092            (3.5)              (2.0)

Bojil Equities                                      3,503,092            (3.4)              (2.0)

Louis Ludwick                                         233,772            (0.2)              (0.1)



     The foregoing percentages are based on 103,352,907 shares of Common Stock

----------

1    Owned by the Charles R. Bronfman Trust

2    Owned by the Charles Bronfman Trust

3 Reflects (i) 19,229,087 Common Shares owned by The Charles Rosner Bronfman Discretionary Trust, (ii) 10,000,000 Common Shares owned by the Charles R. Bronfman Trust, (iii) 10,000,000 Common Shares owned by the Charles Bronfman Trust and (iv) 99,266 Common Shares owned by Mr. Bronfman's wife directly. Mr. Bronfman disclaims all beneficial interest in and to the shares owned by his wife.

4 Reflects 3,503,092 Common Shares owned by Bojil Equities as to which Sen. Kolber holds all voting rights. Also includes 75,000 Common Shares owned by Sen. Kolber's wife. Sen. Kolber disclaims all beneficial interest in and to the shares owned by his wife.

and 73,446,426 Subordinated Restricted Voting Shares outstanding as of December 31, 1997 as reported by Cineplex.

     (c) See Item 2 of this Amendment.

     (d)-(e) Unchanged.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Securities of Cineplex.

     Unchanged from Item 6 of the "confirming copy of Amendment no. 22 as supplemented by Item 1 of Amendment no. 23.

Item 7.  Material to be Filed as Exhibits.

     The following are filed with this Amendment no. 25:

     1.-3. Powers of attorney from the Charles Bronfman Trust.

     4.-6.. Powers of Attorney from the Charles R. Bronfman Trust.

     7.   Power of attorney from Ellen J. Bronfman Hauptman.

     8.   Press release dated February 13, 1998

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1998

                                CHARLES ROSNER BRONFMAN FAMILY TRUST

                                CHARLES ROSNER BRONFMAN

                                STEPHEN ROSNER BRONFMAN

                                ELLEN J. BRONFMAN HAUPTMAN

                                E. LEO KOLBER

                                THE PHYLLIS LAMBERT FOUNDATION

                                LOUIS LUDWICK

                                BOJIL EQUITIES INC.

                                THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST

                                CHARLES R. BRONFMAN TRUST

                                CHARLES BRONFMAN TRUST



                                By:   /s/ Michel Boucher
                                      -----------------------------------
                                      Michel Boucher
                                      Attorney-in-Fact

                                  APPENDIX A-1

                    TRUSTEES OF THE CHARLES R. BRONFMAN TRUST


                                                 Principal Business
      Name and Business Address                    or Occupation                            Citizenship

Gary J. Gartner                         Resident counsel of Goodman Phillips   Canada
Goodman Phillips & Vineberg             & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022

Steven H. Levin                         Resident counsel of Goodman Phillips   United States
Goodman Phillips & Vineberg             & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022

Jeffrey D. Scheine                      Resident counsel of Goodman Phillips   United States
Goodman Phillips & Vineberg             & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022



                                  APPENDIX A-2

                     TRUSTEES OF THE CHARLES BRONFMAN TRUST


                                                 Principal Business
      Name and Business Address                    or Occupation                            Citizenship

Gary J. Gartner                         Resident counsel of Goodman Phillips   Canada
Goodman Phillips & Vineberg             & Vineberg (attorneys
430 Park Avenue
New York, NY  10022

Steven H. Levin                         Resident counsel of Goodman Phillips   United States
Goodman Phillips & Vineberg             & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022

Jeffrey D. Scheine                      Resident counsel of Goodman Phillips   United States
Goodman Phillips & Vineberg             & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022



                                  Pge 18 of 26